EXHIBIT 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Name and Address of Company

Neptune Technologies & Bioressources Inc. (“Neptune”)
545 Promenade du Centropolis, Suite 100
Laval, Québec H7T 0A3

Date of Material Change

April 28, 2014

News Release

A news release was issued and disseminated on April 28th, 2014 through GlobeNewswire. The news release was filed on SEDAR.

Summary of Material Change

On April 28, 2014, Neptune, Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBio”) announced the resignation of Chief Executive Officer, Mr. Henri Harland.

Full Description of Material Change

On April 28, 2014, Neptune, Acasti and NeuroBio jointly announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune, Acasti and NeuroBio with immediate effect. Mr. Harland remains a Director of Neptune, Acasti and NeuroBio.

The businesses will continue to be managed by a management and operations committee under the leadership of Neptune’s Chief Financial Officer, Mr. André Godin. The search for a new President and Chief Executive Officer will commence immediately.

Reliance on subsection 7.1 (2) of National Instrument 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

For further information, please contact: André Godin, Chief Financial Officer of Neptune, at +1.450.687.2262.

Date of Report

May 6, 2014.